OMB APPROVAL OMB Number: 3235-0237 Expires: November 30, 2014
Estimated average burden hours per response.......0.5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS
55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the
Securities and Exchange Commission that it elects, pursuant to the
provisions of section 54(a) of the Investment Company Act of 1940
(the "Act"), to be subject to the provisions of sections 55
through 65 of the Act and, in connection with such notification of
election, submits the following information:

Name: HEISEY JEFFREY WALTER

Address of Principal Business Office:

General Post-Office
West Oakland Park Boulevard 1900
Fort Lauderdale, UM UM-99

Telephone Number: 9547900726

Name and address of agent for service of process:

Jeffrey Heisey
1314 E LAS OLAS BLVD STE 610
FORT LAUDERDALE, FL 33301-2334

Check one of the following:

[X] The company has filed a registration statement for a class of
equity securities pursuant to section 12 of the Securities Exchange
Act of 1934. Give the file number of the registration statement or,
if the file number is unknown or has not yet been assigned, give the
date on which the registration statement was filed:

[ ] The company is relying on rule 12g-2 under the Securities Exchange
Act of 1934 in lieu of filing a registration statement for a class of
equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

811-22929

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

NONE

The undersigned company certifies that it is a closed-end company organized under the laws of UM and with its principal place of business
in UM; that it will be operated for the purpose of making investments in
securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the
extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of FORT LAUDERDALE and state of FLORIDA on the 3rd day of JUNE, 2014.



Signature: /s/ Jeffrey Walter Heisey _____

Name of Company: HEISEY JEFFREY WALTER
By: Jeffrey Walter Heisey, Principal



Attest: _____

Dan D. Ford, NOTARY PUBLIC / WITNESS

[SEAL]

DAN D. FORD
Notary Public - State of Florida
My Comm. Expires Sep 22, 2016
Commission # EE 203057

SEC1937 (10-03) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.